                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13G

                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (AMENDMENT NO.__)(1)


                              ACTIVE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00504E100
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /   Rule 13d-1(b)

     / /   Rule 13d-1(c)

     /X/   Rule 13-1(d)



-----------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 00504E10                 13G                         Page 2 of 9 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           SIERRA VENTURES V, A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA V") 94-3222153

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*                                                  (a) / / (b) /X/
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   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                           5      SOLE VOTING POWER                        -0-

     NUMBER OF         ---------------------------------------------------------
       SHARES              6      SHARED VOTING POWER                1,381,150
    BENEFICIALLY
      OWNED BY         ---------------------------------------------------------
        EACH               7      SOLE DISPOSITIVE POWER                   -0-
     REPORTING
    PERSON WITH        ---------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER           1,381,150

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                   1,381,150
       REPORTING PERSON
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                        / /
       EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                   5.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*                                           PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00504E10                 13G                         Page 3 of 9 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SV ASSOCIATES V, L.P. ("SV ASSOCIATES") 94-3222154
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*                                                    (a)/ /  (b)/X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
     NUMBER OF          5      SOLE VOTING POWER                           -0-
       SHARES
    BENEFICIALLY  --------------------------------------------------------------
      OWNED BY          6      SHARED VOTING POWER                   1,381,150
       EACH
     REPORTING    --------------------------------------------------------------
    PERSON WITH         7      SOLE DISPOSITIVE POWER                       -0-

                  --------------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER              1,381,150

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH             1,381,150
             REPORTING PERSON
--------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                  / /
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9              5.7%

--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*                                     PN

--------------------------------------------------------------------------------

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                                                               Page 4 of 9 Pages


    ITEM 1(A)      NAME OF ISSUER:

          Active Software, Inc.

    ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          3333 Octavius Drive
          Santa Clara, CA 95054

    ITEM 2(A)      NAME OF PERSON FILING:

          This statement is being filed by SV Associates V, L.P., a California Limited Partnership ("SV Associates") whose principal business is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures V, a California Limited Partnership ("Sierra V"). With respect to SV Associates, this amended statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Active Software, Inc. (the "Shares"). The Shares are held directly by Sierra V, and SV Associates does not directly or otherwise hold any Shares. Management of the Business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

    ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

          See Above.

    ITEM 2(C)      CITIZENSHIP

          See Above

    ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

          Common Stock

    ITEM 2(E)      CUSIP NUMBER:

          00504E100

    ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

     ITEM 4.       OWNERSHIP.

          Please see Rows 5-11 of cover pages.

     ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

     ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.
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                                                               Page 5 of 9 Pages


          Under certain circumstances set forth in the Limited Partnership agreements of Sierra V and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Active Software, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

     ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

     ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

     ITEM 10.       CERTIFICATION.

          Not applicable.


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                                                              Page 6 of 9 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

         February 14, 2000


                                             SV ASSOCIATES V, L.P.


                             By:             /s/  Peter C. Wendell
                                            ----------------------------------
                                             Peter C. Wendell
                                             General Partner






                                             SIERRA VENTURES V, A
                                             CALIFORNIA LIMITED
                                             PARTNERSHIP
                                             By SV Associates V, L.P., its
                                             General Partner



                             By:            /s/  Peter C. Wendell
                                            ----------------------------------
                                            Peter C. Wendell
                                            General Partner





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                                                            Page 7 of 9 Pages

                                  EXHIBIT INDEX

                                                                    Found on
                                                                  Sequentially
       Exhibit                                                    Numbered Page
       -------                                                    -------------
      Exhibit A:        Agreement of Joint Filing                       8

      Exhibit B:        List of General Partners of SV
                         Associates V, L.P.                             9

                                                            Page 8 of 9 Pages


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2000 containing the information required by Schedule 13G, for the Shares of the Common Stock of Active Software, Inc. held by Sierra Ventures V, a California Limited Partnership.

         February 14, 2000



                                               SV ASSOCIATES V, L.P.



                              By:             /s/  Peter C. Wendell
                                              -------------------------------
                                              Peter C. Wendell
                                              General Partner






                                              SIERRA VENTURES V.,
                                              A CALIFORNIA LIMITED
                                              PARTNERSHIP
                                              By SV Associates V, L.P., its
                                              General Partner




                              By:             /s/  Peter C. Wendell
                                              -------------------------------
                                              Peter C. Wendell
                                              General Partner









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                                                            Page 9 of 9 Pages


                                    EXHIBIT B

                    GENERAL PARTNERS OF SV ASSOCIATES V, L.P.


         Set forth below, with respect to each general partners of SV Associates V, L.P. is the following: (a) name; (b) business address and (c) citizenship.

         1.       (a)      Peter C. Wendell

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen



         2.       (a)      Jeffrey M. Drazan

                  (b)      c/o Sierra Ventures
                           3000 Sand Hill Road
                           Building Four, Suite 210
                           Menlo Park, CA 94025

                  (c)      United States Citizen